

Mail Stop 4720

May 3, 2016

Dennis J. Zember
Executive Vice President and Chief Financial Officer
Ameris Bancorp
310 First St., S.E.
Moultrie, GA 31768

>   **Re: Ameris Bancorp**
>   **Form 10-K for the Fiscal Year Ended December 31, 2015**
>   **Filed February 29, 2015**
>   **File No. 1-13901**

Dear Mr. Zember:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations

Loans, page 37

1. Please revise your MD&A in future filings to more comprehensively explain the reasons for trends in each component of the allowance for loan losses (individually evaluated, collectively evaluated, etc.) and the amount of the provision for loan losses recorded during the period when compared to observed changes in the credit quality of your loan portfolio. Please be as specific and detailed as needed to provide an investor with a clear understanding of the changes in credit risk of your loan portfolio and how these changes, as well as any other key drivers, impacted each component of the allowance for loan losses established at period end.

Notes to Consolidated Financial Statements

Note 6. Loans and Allowance for Loan Losses

Loans, page F-31

2. We note from your table on page F-47 that you have approximately $187 million of loans acquired with deteriorated credit quality. Please revise future filings to include the disclosure required by ASC 310-10-50 and provide a copy of your proposed disclosure in your next response.

Impaired Loans, page F-35

3. We note your disclosure on page F-35 that impaired loans include loans on nonaccrual status and accruing troubled debt restructurings and your disclosure on page F-35 that "The Company individually assesses for impairment all nonaccrual loans greater than $200,000 and all troubled debt restructurings greater than $100,000." Please tell us whether you measure credit impairment on all TDRs (not just those currently classified as TDRs) using the guidance in ASC 310-10. If you do measure impairment on all TDR's using this guidance please revise future filings to more clearly describe your policies. If you do not, please tell us why and tell us the impact on your financial statements at December 31, 2015 and September 30, 2014 had you measured credit impairment for these loans using this guidance.

4. As a related matter please tell us the aggregate total amount of nonaccrual loans below $200,000 and troubled debt restructurings below $100,000 and how you determined that excluding these loans from your impairment evaluation complies with the guidance in ASC 310-10.

Allowance for Loan Losses, page F-47

5. Please tell us if the allowance for loan loss and recorded investment for all TDRs (not just those currently classified as TDRs) is included in the "loans individually evaluated for impairment" line item in the ASC 310-10-50-11B(g) and (h) disclosures on page F-47. If so, please revise future filings to include a detailed footnote. If not, please tell us how you determined the disclosure complies with the referenced guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the comment, please contact William Schroeder, Staff Accountant, at (202) 551-3294 or me at (202) 551-3492.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant
Office of Financial Services